SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2021

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.          English translation of a letter dated July 13, 2021 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, July 13, 2021

Comisión Nacional de Valores

Re.: Call for an Extraordinary General Shareholders’ Meeting for August 11, 2021

Dear Sirs,

I am writing to you as Chairman of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), in order to inform you that the Company’s Board of Directors, in a meeting held today, resolved to summon its shareholders to an Extraordinary General Shareholders’ Meeting to be held on August 11, 2021, at 10 a.m. on first call, in order to consider the “Total or partial withdrawal of the “Facultative Reserve to maintain the capital investments level and the current level of solvency of the Company”. Distribution of cash dividends or dividends in kind or in any combination of both options according to the Company´s current situation. Delegation of powers to the Board of Directors.”

Sincerely,

Telecom Argentina S.A.

/s/ Carlos A. Moltini
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	July 13, 2021	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations